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                     July 13, 2023

       Alan Gordon
       President, Chief Executive Officer, and Director
       Atlantica, Inc.
       c/o Richland , Gordon & Company
       11450 SE Dixie Highway
       Hobe Sound , Florida 33455

                                                        Re: Atlantica, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 000-24379

       Dear Alan Gordon:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction